Exhibit 99.1

For Release

UNITIL REPORTS YEAR-END EARNINGS

HAMPTON, N.H., JANUARY 31, 2012 – Unitil Corporation (NYSE: UTL) (www.unitil.com) today reported net income of $16.3 million, or $1.50 per share, for the full year of 2011, an increase of $6.8 million, or $0.62 per share, over 2010, reflecting higher natural gas and electric sales margins partially offset by higher utility operating and interest costs. The Company’s Earnings were $10.0 million, or $0.92 per share, for the fourth quarter of 2011, compared to Earnings of $5.2 million, or $0.48 per share, in the fourth quarter of 2010. The results include a non-recurring pre-tax credit of $4.7 million recorded in the fourth quarter of 2011 in connection with the Company’s court appeal and the resulting favorable ruling vacating a 2009 regulatory order that had resulted in the previous charge off of Purchased Gas costs.

“We had a great 2011, recording the highest net income in the Company’s history and achieving significant year over year earnings growth”, said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “These results were driven by the completion of our regulatory agenda to reset rates in all of our service areas, and strong growth in our natural gas and energy brokering businesses. We expect to realize the full year impact of our rate case results and continued strong gas demand in 2012.”

Natural gas sales margin increased $11.1 million in 2011 compared to 2010, reflecting an increase in gas unit sales, higher gas distribution rates and the recovery of Purchased Gas costs that had previously been charged off in a prior period. Total natural gas therm unit sales increased 8.1% in 2011 compared to 2010. The increase in gas therm sales reflects the addition of new Residential and Commercial and Industrial (C&I) business customers during the year, increased gas usage and colder weather in 2011 compared to 2010, particularly in the first quarter of 2011. Heating Degree Days in 2011 were 3.8% greater than in 2010. On a weather-normalized basis, natural gas therm sales in 2011 increased 7.0% compared to 2010 due to new customer growth and increased gas usage.

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6 Liberty Lane West

Hampton, New Hampshire 03842

www.unitil.com

Ph: 603-772-0775 Fax: 603-773-6605

Electric sales margin increased $7.6 million in 2011 compared to 2010, reflecting higher electric distribution rates on lower unit sales. Total electric kilowatt hour (kWh) unit sales decreased 0.5% in 2011 compared to 2010 reflecting slightly higher sales to Residential customers offset by lower sales to C&I business customers. The increased sales to Residential customers reflect customer growth partially offset by the effect of the weather in 2011 compared to 2010. There were 14.6% fewer Cooling Degree Days in 2011 compared to 2010. On a weather-normalized basis, kWh sales in 2011 increased 0.4% compared to 2010.

Usource, the Company’s non-regulated energy brokering business, recorded revenues of $5.5 million in 2011, an increase of $0.9 million compared to 2010, and contributed $0.15 per share to Earnings in 2011.

Operation and Maintenance (O&M) expenses increased $2.7 million in 2011 compared to 2010. The changes in O&M expenses reflect higher utility operating costs of $1.9 million and higher employee compensation and benefit costs of $1.8 million, partially offset by a credit of $1.0 million for proceeds from insurance related settlements. Utility operating costs in 2011 include approximately $1.7 million of spending on vegetation management and reliability enhancement programs. These costs are recovered through cost tracker rate mechanisms that result in corresponding increases in revenue.

Depreciation and Amortization expense increased $0.4 million in 2011 compared to 2010 reflecting normal utility plant additions, amortization of previously deferred storm charges and changes in depreciation rates resulting from the Company’s recently completed base rate cases.

Local Property and Other Taxes increased $1.8 million in 2011 compared to 2010. This increase reflects higher state and local property tax rates on higher levels of utility plant in service.

Federal and State Income Taxes increased $5.5 million in 2011 due to higher pre-tax earnings in 2011 compared to 2010.

Interest Expense, net increased $2.3 million in 2011 compared to 2010 due to lower interest income recorded on regulatory assets, including a non-recurring pre-tax charge, in the third quarter of 2011, against interest income of $1.8 million related to the final regulatory order issued in the Company’s Massachusetts base rate case. Interest expense also reflects the issuance of a total of $40 million of long-term notes by two of the Company’s operating utilities, Unitil Energy and Northern Utilities, in March 2010.

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Selected financial data for 2011 and 2010 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Per Share data)(Unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2011	2010	Change	2011	2010	Change
Gas Therm Sales:
Residential	7.2	8.2	(12.2%)	37.7	35.1	7.4%
Commercial/Industrial	35.1	36.9	(4.9%)	149.2	137.8	8.3%

Total Gas Therm Sales	42.3	45.1	(6.2%)	186.9	172.9	8.1%

Electric kWh Sales:
Residential	152.7	156.5	(2.4%)	682.8	681.2	0.2%
Commercial/Industrial	233.1	242.0	(3.7%)	999.3	1,009.9	(1.0%)

Total Electric kWh Sales	385.8	398.5	(3.2%)	1,682.1	1,691.1	(0.5%)

Gas Revenues	$46.9	$47.9	$(1.0)	$159.2	$150.1	$9.1
Purchased Gas	21.8	29.6	(7.8)	91.3	93.3	(2.0)

Gas Sales Margin	25.1	18.3	6.8	67.9	56.8	11.1
Electric Revenues	46.5	48.8	(2.3)	188.1	203.7	(15.6)
Purchased Electricity	28.7	33.0	(4.3)	120.5	143.7	(23.2)

Electric Sales Margin	17.8	15.8	2.0	67.6	60.0	7.6
Usource Sales Margin	1.3	1.2	0.1	5.5	4.6	0.9

Total Sales Margin:	44.2	35.3	8.9	141.0	121.4	19.6

Operation & Maintenance Expenses	13.2	11.9	1.3	51.5	48.8	2.7
Depreciation, Amortization, Taxes & Other	16.6	13.6	3.0	52.8	45.0	7.8
Interest Expense, Net	4.4	4.6	(0.2)	20.4	18.1	2.3

Earnings (Loss) Applicable to Common Shareholders:	$10.0	$5.2	$4.8	$16.3	$9.5	$6.8

Earnings (Loss) Per Share	$0.92	$0.48	$0.44	$1.50	$0.88	$0.62

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At its January 2012 meeting, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. Unitil paid common dividends of $1.38 per share in 2011.

The Company’s results are expected to reflect the seasonal nature of its natural gas businesses. Accordingly, the Company expects that results of operations will be positively affected during the first and fourth quarters, when sales of natural gas are typically higher and negatively affected during the second and third quarters, when gas operating expenses usually exceed sales margins in those periods.

The Company will hold a quarterly conference call to discuss fourth quarter and full year 2011 results on Wednesday, February 1, 2012, at 10:00 a.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil Corporation’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 101,400 electric customers and 71,900 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

For more information please contact:

David Chong – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com